UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

American Greetings Corporation

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

026375-20-4

(CUSIP Number)

Dawson Investments LLC One Towne Square, Suite 1600 Southfield, Michigan 48076 (248) 784-6464

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 026375-20-4

1.	Names of Reporting Persons. Dawson Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,580,614
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,580,614
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,580,614
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.49%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

ITEM 1. Security and AGC

This statement relates to the acquisition of Class A Common Shares (“Common Shares”) of American Greetings Corporation, an Ohio corporation (“AGC”), whose principal executive offices are located at One American Road, Cleveland, Ohio 44114.

ITEM 2. Identity and Background

(a-b) This statement is being filed by Dawson Investments LLC, a Delaware limited liability company (“Dawson Investments”), whose business address is One Towne Square, Suite 1600, Southfield, Michigan 48076. Dawson Investments is a sole member limited liability company, owned entirely by the James J. Grosfeld Trust u/a/d December 16, 1998 (the “Trust”). James J. Grosfeld (“Grosfeld”), an individual, is the Trustee of the Trust and controls Dawson Investments. Dawson Investments’ sole business is holding investments on behalf of the Trust.

(c) Grosfeld’s present occupation is a private investor, based at One Towne Square, Suite 1600, Southfield, Michigan 48076.

(d) During the last five years, none of Dawson Investments, the Trust or Grosfeld have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of Dawson Investments, the Trust or Grosfeld have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Grosfeld is a citizen of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration

The source of funds used by Dawson Investments to purchase the Common Shares was contributions to Dawson Investments from the personal funds of Grosfeld and the Trust.

ITEM 4. Purpose of Transaction

Dawson Investments purchased Common Shares in AGC after learning of the publically announced intention of certain majority owners of AGC to acquire all of AGC’s outstanding Common Shares. Depending on future developments with respect to the potential consummation of the announced transaction and Dawson Investments’ investment judgment, Dawson Investments may, from time to time, acquire additional Common Shares in private or public transactions, maintain current ownership levels or sell Common Shares. Dawson Investments has no present intention of changing the control of AGC and is not a member of any group that has that intention. Nevertheless, Dawson Investments may in the future, based on the factors described above, engage in conversations with shareholders, directors, management or other representatives of AGC with respect to AGC’s financial condition, results of operations, operations, future plans, transactions in which AGC may be involved or that AGC may pursue, or other matters.

ITEM 5. Interest in Securities of the AGC

Dawson Investments has sole power to vote and sole power to dispose of an aggregate of 1,580,614 Common Shares as of October 23, 2012, or 5.49% of the 28,755,110 Common Shares that AGC reported as outstanding as of October 1, 2012 in its Form 10-Q for the quarterly period ended August 24, 2012 filed with the Securities and Exchange Commission. The aggregate price paid by Dawson Investments to purchase the Common Shares is $26,882,067.25.

Dawson Investments effected transactions on the New York Stock Exchange and the third party market in the purchase of the Common Shares of AGC during the 60 days preceding the filing of this statement as follows:

Date	Transaction	Quantity	Price per Share
10/08/12	purchase	270,600	$16.83
10/09/12	purchase	82,900	$16.91
10/10/12	purchase	88,271	$16.96
10/11/12	purchase	622,771	$17.02
10/12/12	purchase	60,342	$17.04
10/15/12	purchase	48,401	$17.08
10/16/12	purchase	259,596	$17.15
10/17/12	purchase	68,983	$17.10
10/23/12	purchase	78,750	$17.05

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Dawson Investments has no contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of the issuer.

ITEM 7. Materials to be filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2012

Signature

DAWSON INVESTMENTS LLC

By:	James J. Grosfeld Trust u/a/d December 16, 1998
Its: Member

	By:	/s/ Jeffrey Kuras
Jeffrey Kuras, with power of attorney for
James J. Grosfeld

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